EXHIBIT 2

                                                  Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 12/24/24, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/20/2024	Buy	42,522	6.02
12/23/2024	Buy	58,371	6.01
12/24/2024	Buy	32,770	6.01